[BPZ Energy, Inc. Letterhead]

November 6, 2006

Via Facsimile (202-942-9528) and EDGAR

Securities and Exchange Commission

Attention: Mr. H. Roger Schwall

Division of Corporate Finance

100 F Street, NE

Washington, DC 20549

Re:	BPZ Energy, Inc.
Registration Statement on Form S-1
Commission File No. 333-126934 (the “Registration Statement”)

Ladies and Gentlemen:

BPZ Energy, Inc. (the “Company”) hereby requests, with respect to the above-captioned Registration Statement, that the effective date for the Registration Statement be accelerated so that it be declared effective at 4:00 p.m. Eastern Standard Time on November 8, 2006, or as soon thereafter as possible.

In making the request, the Company hereby acknowledges that: (i) should the Commission or the staff of the Commission, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff of the Commission, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

BPZ ENERGY, INC.

	By:	/s/ Edward G. Caminos
Edward G. Caminos
Vice President — Finance and
Chief Accounting Officer

cc:	Mr. Kevin Stertzel
Division of Corporation Finance
Securities and Exchange Commission

Mark W. Coffin, Esq.
Adams and Reese LLP